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                                                                      Exhibit 21



NATIONAL DIAGNOSTICS, INC. AND SUBSIDIARIES

Schedule of Subsidiaries*

Alpha Associates, Inc.
Alpha Acquisitions, Inc.
SunPoint Diagnostic Center, Inc.
National Diagnostics/Orange Park, Inc
National Diagnostics/Riverside, Inc.

*All incorporated in the State of Florida

Partnerships owned 100%:

Brandon Diagnostic Center, Ltd. (a Florida limited partnership)
Sundance Partners (a Florida general partnership)